FORESTERS FINANCIAL SERVICES, INC.

(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)

Financial Statements and Supplemental Information

December 31, 2016

(With the Report of the Independent Registered Public Accounting Firm Thereon)

These Financial Statements and Supplementary Schedules should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESTERS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET , 10TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS GANNON 732-855-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVE	NEW YORK	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
December 31, 2016

AFFIRMATION

I, Francis X. Gannon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Foresters Financial Services, Inc. for the year ended December 31, 2016 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Francis X. Gannon
Chief Financial Officer & Treasurer

Notary Public

LORI A. GOLDWYN
Notary Public, State of New Jersey
No. 2420888
Qualified in Monmouth County
Commission Expires May 16, 2017

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
December 31, 2016

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Foresters Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Foresters Financial Services, Inc. (a wholly owned subsidiary of Foresters Financial Holding Company, Inc.) (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 27, 2017

FORESTERS FINANCIAL SERVICES, INC.

(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	21,793,112
Cash and cash equivalents - restricted		5,507,836
Receivable from customers		9,807
Receivable from dealers		3,342,606
Receivable from funds - shares redeemed		6,102,730
Receivable from affiliated companies		1,173,725
Deferred sales commissions		270,057
Prepaid and other current assets		2,938,604
Equipment and leasehold improvements		
(net of accumulated depreciation of $3,192,516)		5,246,783
Deferred income tax assets		261,000
Other assets		534,653
TOTAL ASSETS	**$**	**47,180,913**

LIABILITIES

Payable to customers - securities purchased	$	6,848,729
Accrued commissions payable		1,934,740
Payable to dealers		4,852,857
Accounts payable and other liabilities		8,570,057
Payable to affiliated companies		525,145
Income tax payable		60,116
Deferred compensation		123,193
TOTAL LIABILITIES		22,914,837

SHAREHOLDER'S EQUITY

Common Stock (no par value; $5 stated value;		
200 shares authorized, issued and outstanding)		1,000
Additional paid-in capital		114,965,826
Accumulated deficit		(90,700,750)
TOTAL SHAREHOLDER'S EQUITY		24,266,076
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**47,180,913**

(See accompanying notes to the financial statements)

FORESTERS FINANCIAL SERVICES, INC.

(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Commissions and fees	$	50,819,610
Service fees		14,280,846
Sales of life insurance and annuity products		31,160,774
Custodian fees		161,390
Investment and other income		40,665
TOTAL REVENUE		**96,463,285**
EXPENSES		
Commission expense		84,333,779
Employee compensation and benefits		11,109,253
Communication and data processing		3,186,385
Occupancy and equipment costs		5,509,311
Selling		2,990,072
Administrative		13,821,476
TOTAL EXPENSES		**120,950,276**
NET LOSS BEFORE INCOME TAXES		**(24,486,991)**
INCOME TAX BENEFIT		8,487,640
NET LOSS	$	**(15,999,351)**

(See accompanying notes to the financial statements)

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company Inc.)
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common stock	Additional paid-in capital	Accumulated deficit	Total
BALANCE AT DECEMBER 31, 2015	$ 1,000	$ 99,965,826	$ (74,701,399)	$ 25,265,427
NET LOSS	-	-	(15,999,351)	(15,999,351)
CAPITAL CONTRIBUTIONS	-	15,000,000	-	15,000,000
BALANCE AT DECEMBER 31, 2016	$ 1,000	$114,965,826	$ (90,700,750)	$ 24,266,076
SHARES OUTSTANDING				
December 31, 2016 and 2015	200			

(See accompanying notes to the financial statements)

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net loss	$	(15,999,351)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization – fixed assets		1,146,437
Amortization of deferred sales commissions		171,308
Provision for deferred income taxes		77,000
Recovery of write-offs		184,716
(Increase) decrease in operating assets:		
Receivable from customers		177,795
Receivable from dealers		(365,120)
Receivable from funds – shares redeemed		(3,445,592)
Cash and cash equivalents - restricted		(1,328,000)
Deferred sales commissions		(145,383)
Other assets		(936,740)
Increase (decrease) in operating liabilities:		
Payable to customers - securities purchased		280,379
Payable to dealers		3,445,189
Accrued commissions payable		(907,672)
Accounts payable and other liabilities		3,108,433
Deferred compensation		(161,944)
Net cash used in operating activities		(14,698,545)
Cash flows from investing activities:		
Purchase of equipment		(2,163,610)
Net cash used in investing activities		(2,163,610)
Cash flows from financing activities:		
Capital contributions		15,000,000
Net cash provided by financing activities		15,000,000
Net increase in cash and cash equivalents		(1,862,155)
Cash and cash equivalents, beginning of year		23,655,267
Cash and cash equivalents, end of year	$	21,793,112
Supplemental disclosures of cash flow information:		
State taxes paid by the Company	$	147,468

(See accompanying notes to the financial statements)

(1) Organization and Basis of Presentation

Foresters Financial Services, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Foresters Financial Holding Company, Inc (the "Parent").

The Company functions primarily as a distributor of the First Investors family of mutual funds (the "Funds"). The Company is also engaged in the sale of insurance products of affiliated life insurance companies.

The nature of the Company's operations is not necessarily indicative of the financial condition or results of operations that would have existed if the Company had been operated independently of its Parent. The Company receives capital contributions from its Parent when capital levels begin approaching statutory minimums. On February 10, 2017 and May 13, 2016, the Parent made an additional capital contribution of $15,000 each.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Fair Value Measurements

Management determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management utilizes valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy established by the Financial Accounting Standards Board (FASB). Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active. These models are primarily standard models that consider various

assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

- Level 3: Fair value measurements using significant inputs that are not readily observable in the market and are based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.

(c) Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. Cash and cash equivalents include cash of $18,900 and investments in money market funds of $2,893.

Cash and cash equivalents of $5,508 were segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934. The minimum amount required was $5,098. The Company funded an additional $95 in this account after December 31, 2016.

(d) Receivables from and payables to dealers/customers

Receivables from and payables to dealers

Receivables from and payables to dealers include purchases and redemptions, respectively, of First Investors mutual funds that have not settled as of the balance sheet date. At December 31, 2016, the Company was due approximately $3,343 and owed approximately $4,853 from and to dealers, respectively, for these transactions.

Receivables from and payables to customers

Receivables from customers include transactions where the customer purchased a First Investors mutual fund that has not reached settlement date as of the balance sheet date. At December 31, 2016, amounts due from customers for these transactions approximated $10.

Payables to customers include payable to the First Investors mutual funds for customer purchases that have not settled at the balance sheet date. At December 31, 2016 the Company owed approximately $6,849 for these transactions.

(e) Securities and Brokerage Transactions

Securities and brokerage transactions, together with the related commission income and expenses are recorded on a trade date basis.

(f) Leasehold Improvements and Equipment

Equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided on a straight line basis over the estimated useful life of the asset, not to exceed 7 years, or the remaining life of the lease.

(g) Revenue

Commissions on sales of Class A shares of the Funds and other investment companies are recognized on the trade date. Sales of Class B shares of the Funds carry a deferred sales charge that is recognized in income if a customer redeems prior to four years from the purchase date. Amortization of deferred sales charges was $171 during 2016 and is included in commission expense on the statement of operations. The estimated amortization of deferred sales charges for the subsequent four years is as follows: 2017 – $121; 2018 – $81; 2019 – $51; and 2020 – $17.

Commissions and fees on the sale of various products of affiliated life insurance companies are recognized when the policies and products are issued.

(h) Distribution Plans

Pursuant to separate underwriting agreements with the Funds, the Company is entitled to commissions on the sale of shares of the Funds in an amount ranging from one percent to five and three-quarter percent of the amount received on the sales. In addition, under separate distribution plans adopted under Rule 12b-1 of the Investment Company Act of 1940 for each Fund, the Company receives distribution and service fees ranging from 0.30% to 1% of the Fund's average daily net assets. The distribution fees are intended to cover the cost of distributing the Fund shares, including cost of sales promotion and office expenses. The service fees provide for servicing or maintenance of shareholder accounts, including payments to registered representatives who provide ongoing servicing to such accounts. Distribution fees are recorded in income or as a reduction of expenses when earned. For the year ended December 31, 2016, distribution fees of $25,108 were received from the Funds and $10,827 was recorded as a reduction to selling expenses.

Effective January 31, 2017, certain First Investors mutual funds lowered their commission rates.

(i) Income Taxes

The Company is included in the consolidated federal returns and certain state returns of the Parent, along with other wholly owned subsidiaries of the Parent. The Parent calculates and allocates the applicable federal taxes (benefits) and related income tax payments and refunds to each subsidiary separately for financial reporting purposes. As a result, the Company is reimbursed for tax benefits that result from its operating losses used by the Parent in its consolidated tax return.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled and the effect of a change in tax rates is recognized in income in the same period. A valuation allowance is recorded against deferred tax assets if management determines it is more likely than not, that such assets will not be realized.

Tax benefits from uncertain tax positions are recognized in the financial statements if management determines it is "more-likely-than-not" that the positions are sustainable, based on their technical merits. The term "more-likely-than-not" contemplates a likelihood of more than 50 percent and the determination of whether or not a tax position has met this recognition threshold depends on the facts, circumstances, and information available at the reporting date. If management cannot conclude this recognition threshold is met, none of the tax benefit provided by the position is recognized in the financial statements. Income tax liabilities for tax uncertainties are carried by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

(j) New Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, "Leases (Topic 842)" (ASU 2016-02). ASU 2016-02 aims to increase transparency and comparability across organizations by requiring lease assets and lease liabilities to be recognized on the balance sheet as well as key information to be disclosed regarding lease arrangements. ASU 2016-02 is effective for annual reporting periods for the Company beginning after December 15, 2019. Entities are permitted to adopt the standard early, and a modified retrospective application is required. The Company is currently evaluating the impact of adopting this new accounting guidance and therefore, cannot reasonably estimate the impact that the adoption of this standard will have on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard's core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for the Company for periods beginning after December 15, 2018. The Company is currently evaluating the impact that the adoption of this standard will have on its results of operations and financial position.

(k) Subsequent Events

Subsequent events after the balance sheet date through the date that the financial statements were available for issuance, February 27, 2017, have been evaluated in the preparation of the statement of financial condition.

(3) Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to risk of loss in the event the customer is unable to fulfill its contracted obligations, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Any loss from such transactions is not expected to have a material effect on the Company's financial statements.

(4) Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other current liabilities approximate fair value because of the short maturity of these items.

Included in cash and cash equivalents are Level 1 financial assets consisting of investments in a money market fund of $2,893.

(5) Related Parties

The Company and certain affiliates share office space, data processing facilities and management and other services. The Company's proportionate share of expenses from affiliates is allocated based on usage. In addition, the Company allocates to affiliates shared costs based on usage or time incurred for the management and operation of, the affiliate. During 2016, the Company was allocated $3,368 for data processing services and $1,154 for office space from its affiliates. In addition, the Company allocated $11,023 to affiliates for management and other services, which have been accounted for as a reduction of various expenses in the statement of operations.

The Company receives commissions and fees on the sale of various products of affiliated life insurance companies and receives reimbursement of distribution and selling costs pursuant to section 12b-1 of the Investment Company Act of 1940

(12b-1 fees) from mutual funds managed by an affiliated entity. During 2016, the Company received commissions and fees of $31,161 from affiliated life insurance companies. In addition, the Company received 12b-1 fees of $25,108 from mutual funds managed by its affiliate. The portion of the 12b-1 fees that relate to distribution costs ($14,281) is included in revenues in the accompanying statement of operations.   The portion of 12b-1 fees related to selling costs ($10,827) is presented in the accompanying statement of operations as a reduction of the related cost.

At December 31, 2016, the Company has a receivable balance of $1,174 and has a payable balance of $525 due from/to its affiliates.   In addition, the Company had $2,893 invested in First Investors mutual funds, principally in the money market funds, at December 31, 2016.

(6) Profit-Sharing Plan

The Company sponsors a profit sharing plan covering all of its eligible employees and those of other wholly owned subsidiaries of its Parent. Contributions to the plan are determined annually by the Board of Directors. For the year ended December 31, 2016, the Company contributed $438 to the profit-sharing plan. In addition, the Company is a sponsoring employer in a 401(k) savings plan covering all of its eligible employees and those of other wholly owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. The amount contributed by the Company in 2016 was $110. Company contributions are included in employee compensation and benefits in the accompanying statement of operations.

(7) Leases

The Company leases office space under terms of various lease agreements, certain of which are cancelable at the end of specified time periods and others which are non-cancelable, expiring at various times through 2026. Total rent expense, including amounts charged from affiliates and net of amounts charged to affiliates, was $5,150 for 2016. Rent expense is presented in the accompanying statement of operations net of reimbursements from the Funds pursuant to section 12b-1 of the Investment Company Act of 1940.   The minimum annual rental commitments relating to leases in effect as of December 31, 2016, exclusive of taxes and other charges by lessors subject to escalation clauses, are as follows:

2017	$	3,884
2018		3,552
2019		2,912
2020		2,555
2021		1,958
2022 and thereafter		490
	$	15,351

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
Notes to Financial Statements (Continued)
December 31, 2016
(in thousands)

(8) Income Taxes

For the year ended December 31, 2016, the Company's operations were included in the consolidated Federal and combined state and local income tax returns of the Parent. Intercompany receivables and/or payables related to federal income taxes have been settled as of December 31, 2016. State and local taxes that are not filed on a consolidated basis are included in other assets and amounted to a payable of $27. For the year ended December 31, 2016, the net income tax benefit consists of the following components:

Current income taxes:		
Federal	$	8,252
State and local		313
		8,565
Deferred income taxes:		
Federal		(71)
State and local		(6)
		(77)
Income tax benefit	$	8,488

The difference between the statutory federal tax rate and the effective tax rate in the financial statements results from the following:

Computed tax benefit at statutory rate (35%)	$	8,571
Reduction in income taxe benefits resulting from:		
State income taxes, net of federal tax benefit		197
Nondeductible expenses		(108)
Other, net		(172)
Income tax benefit	$	8,488

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
Notes to Financial Statements (Continued)
December 31, 2016
(in thousands)

Deferred income taxes reflect the tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. The net deferred tax asset at December 31, 2016 was comprised of the following:

Deferred tax assets:		
Accrued expenses	$	1,289
Deferred sales commissions		47
Deferred compensation		47
Deferred Tax Assets		1,383
Deferred tax liabilities:		
Depreciation		(1,122)
		(1,122)
Net deferred income tax assets	$	261

(9) Litigation

In the normal course of operations the Company could be a defendant in lawsuits involving claims for damages of the type normally associated with the Company's business.

(10) Net Capital Requirements

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company elected to use the alternative method permitted by this Rule, which requires that net capital, as defined shall not be less than the greater of 2% of aggregate debit items arising from customer security transactions or $250. At December 31, 2016, the Company had net capital of $13,738 or an excess of $13,488 over net capital required of $250.

Schedule 1

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
As of December 31,2016

Computation of Net Capital

Total stockholder's equity	$	24,266,076
Deductions and/or charges:		
Nonallowable assets		
Due from affiliates		1,173,725
Leasehold improvements and equipment		5,246,783
Loans and advances		165,727
Prepaid expenses and miscellaneous receivables		1,935,438
Deferred income taxes		261,000
Deferred sales commissions		270,057
Other assets		1,417,012
Total deductions and/or charges		10,469,742
Net capital before haircuts on securities positions		13,796,334
Haircuts on securities positions:		
Other securities		57,856
Total haircuts on securities positions		57,856
Net Capital	$	13,738,478

Computation of Alternative Net Capital Requirement

Net capital requirement (greater of $250,000 or 2% of aggregate debits)	$	250,000
Net capital in excess of requirement	$	13,488,478

Note

The computation as of December 30, 2016 of the Company included in its unaudited Form X-17A-5, filed with the FINRA on January 26, 2017 does not differ materially from the above computation.

(See accompanying Report of Independent Registered Public Accounting Firm)

Schedule 2

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2016

		2016
Credit Balances:		
Free credit balances and other credit balances in customers' security accounts	$	3,547,969
Customer Securites Failed to Receive		-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calander days		-
Other		1,550,320
Total Credits		5,098,289
Debit Balances		—
Reserve Computation		
Excess of total credits over total debits		5,098,289
Amount on deposit	$	5,507,836

Note

The computation as of December 30, 2016 of the Company included in its unaudited Form X-17A-5, filed with the FINRA on January 26, 2017 does not differ materially from the above computation.

(See accompanying Report of Independent Registered Public Accounting Firm)

Schedule 3

Information for Control Requirements
under Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2016

1 Customers' fully paid securities and excess margin securities not in the respondents possession
  or control as of the report date (for which instructions to reduce to possession or control had
  been issued as of the report date) but for which the required action was not taken by respondent
  within the time frames specified under Rule 15c3-3: $ —
  A Number of Items   —

2 Customers' fully paid securities and excess margin securities for which instructions to reduce
  to possession or control had not been issued as of the report date, excluding items arising
  from "temporary lags which result from normal business operations" as permitted under
  Rule 15c3-3 $ —
  A Number of Items   —

(See accompanying Report of Independent Registered Public Accounting Firm)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Foresters Financial Services, Inc.:

We have examined the statements made by Foresters Financial Services, Inc. (the Company), included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2016; (2) the Company's internal control over compliance was effective as of December 31, 2016; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

KPMG LLP

February 27, 2017



Foresters Financial Services, Inc.
Compliance Report

Foresters Financial Services, Inc. (FFS) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission.

As required by 17 C.F.R. § 240.17a-5 ("Reports to be made by certain brokers and dealers"), paragraphs (d)(1) and (3), FFS asserts the following:

(1) FFS has established and maintained "Internal Control Over Compliance", as that term is defined Rule 17a-5(d)(3)(ii);

(2) FFS' Internal Control Over Compliance was effective during the year ended December 31, 2016;

(3) FFS' Internal Control Over Compliance was effective as of the end of December 31, 2016;

(4) FFS was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of December 31, 2016 and

(5) The information FFS used to state that it was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from its books and records.

Foresters Financial Services, Inc.

I, Francis X. Gannon, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Francis X. Gannon

Francis X. Gannon
Chief Financial Officer
Foresters Financial Services, Inc.

2/27/17

Date



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Foresters Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2016, which were agreed to by Foresters Financial Services, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FORESTERS FINANCIAL SERVICES, INC.
ATTN: DIANE SIEVERT
40 WALL STREET, 10TH FLOOR
NEW YORK, NY 10005

Note: If any of the information shown on the mailing label requires correction, please e-mai any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 77
B. Less payment made with SIPC-6 filed (**exclude interest**)		( )
______ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		(5,714)
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (5,714)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(5,637)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FORESTERS FINANCIAL SERVICES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 24TH day of FEBRUARY, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 2016 and ending DECEMBER 31, 2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 96, 463,287

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 96,398,324

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 34,357

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 34,357

Total deductions 96,432,681

2d. SIPC Net Operating Revenues $ 30,606

2e. General Assessment @ .0025 $ 77

(to page 1, line 2.A.)

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